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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 000-27546

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐                   Form 40-F    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                   No    ☒

EXHIBIT INDEX

EXHIBIT 99.1	2004 Annual Information Form
EXHIBIT 99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003
EXHIBIT 99.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2003
EXHIBIT 99.4	2004 Corporate Report
EXHIBIT 99.5	Management Proxy and Information Circular
EXHIBIT 99.6	Form of Proxy
EXHIBIT 99.7	Signatures

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EXHIBIT INDEX